UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)
                              (AMENDMENT NO. 19)*


                              Avatar Holdings Inc.
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                                (Name of Issuer)


                     Common Stock, par value $1.00 per share
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                         (Title of Class of Securities)


                                   053494 10 0
                ------------------------------------------------
                                 (CUSIP Number)

                             Robert Todd Lang, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8000
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                February 2, 1998
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D

-----------------------------                         --------------------------
CUSIP NO. 053494 10 0                                    PAGE 2 OF      PAGES
-----------------------------                         --------------------------

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  1    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Odyssey Partners, L.P.
       (No. 13-1561475)
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (A) |X|
                                                                      (B) |_|

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  3    SEC USE ONLY

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  4    SOURCE OF FUNDS*

       WC
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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                      |_|

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  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
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                  7   SOLE VOTING POWER
   NUMBER OF          2,107,763
    SHARES
 BENEFICIALLY  -----------------------------------------------------------------
   OWNED BY       8   SHARED VOTING POWER
     EACH             None.
   REPORTING
    PERSON     -----------------------------------------------------------------
     WITH         9   SOLE DISPOSITIVE POWER
                      2,107,763

               -----------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      None.

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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,107,763

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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                             |_|


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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       23.0%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                       13D

-----------------------------                         --------------------------
CUSIP NO. 053494 10 0                                    PAGE 3 OF      PAGES
-----------------------------                         --------------------------

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  1    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Leon Levy

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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |X|
                                                                        (B) |_|

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  3    SEC USE ONLY

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  4    SOURCE OF FUNDS*

       PF
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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                      |_|

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  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
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                  7   SOLE VOTING POWER
   NUMBER OF          906,924 (includes 628,930 shares acquirable upon
    SHARES            conversion of Notes owned by Mr. Levy)
 BENEFICIALLY  -----------------------------------------------------------------
   OWNED BY       8   SHARED VOTING POWER
     EACH             2,107,763
   REPORTING
    PERSON     -----------------------------------------------------------------
     WITH         9   SOLE DISPOSITIVE POWER
                      906,924 (includes 628,930 shares acquirable upon
                      conversion of Notes owned by Mr. Levy)
               -----------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      2,107,763

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       3,014,687 (includes 628,930 shares acquirable upon conversion of
       Notes owned by Mr. Levy)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                     |_|


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       30.8% (assuming conversion of all Notes owned by Mr. Levy)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               EXPLANATORY NOTE

      This statement constitutes the nineteenth amendment (Amendment No. 19) to a statement on Schedule 13D previously filed with the Securities and Exchange Commission, and restates the Schedule 13D pursuant to Rule 13d-2(c) under the Securities Exchange Act of 1934, as amended.

                                    *  *  *

ITEM 1.    SECURITY AND ISSUER

      The title and class of equity security to which this statement on Schedule 13D relates is the common stock, $1.00 par value per share (the "Common Stock"), of Avatar Holdings Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is 255 Alhambra Circle, Coral Gables, Florida 33134.


ITEM 2.    IDENTITY AND BACKGROUND

      This statement is filed on behalf of Odyssey Partners, L.P., a Delaware limited partnership ("Odyssey"), and Leon Levy. Odyssey and Leon Levy are referred to herein collectively as the "Reporting Persons," and may be deemed to constitute the members of a "group".

      Odyssey's principal executive office is located at 31 West 52nd Street, New York, New York 10019. Odyssey is a private investment partnership, which announced in January 1997 that it has determined to liquidate and dissolve.

      Odyssey has six general partners (individually, a "General Partner" and, collectively, the "General Partners"): Leon Levy, Jack Nash, Joshua Nash, Stephen Berger, Brian Wruble and Nash Family Partnership, L.P., a New York limited partnership. The business address of each General Partner is 31 West 52nd Street, New York, New York 10019. The principal occupations of Leon Levy and Jack Nash (each of whom is a citizen of the United States) are to serve as general partners of Odyssey.

      The principal occupation of Joshua Nash (who is a citizen of the United States) is to serve (i) as the sole member and manager of a limited liability company that is a general partner of Ulysses Partners, L.P. ("Ulysses Partners"), (ii) as the managing member of two affiliated limited liability companies, one which provides administrative services to Ulysses Partners and the other which provides investment advisory services to Ulysses Offshore Fund, Ltd. ("Ulysses Offshore"), and (iii) as a general partner of Odyssey. The principal business of each of Ulysses Partners and Ulysses Offshore is investments. The business address of Ulysses Partners is 31 West 52nd Street, New York, New York 10019, and the business address of Ulysses Offshore is Goldman Sachs (Cayman) Trust, Limited, Harbour Center, 2nd Floor, North Church Street, P.O. Box 896, George Town, Grand Cayman, Cayman Islands. The principal business of Nash Family Partnership, L.P. is investments.
The general partner of Nash Family Partnership, L.P. is Joshua Nash.

      The principal occupations of Stephen Berger and Brian Wruble (who are citizens of the United States) are to serve (i) as members of a limited liability company that is the sole general partner of Odyssey Investment Partners Fund, LP ("Partners Fund"), (ii) as members and employees of a limited liability company that provides investment management services to Partners Fund and (iii) as general partners of Odyssey. The principal business of Partners Fund is investments. The business address of Partners Fund is 31 West 52nd Street, New York, New York 10019.

      During the last five years, neither Odyssey nor any General Partner (including Leon Levy) has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Leon Levy also serves as the Chairman of the Board of Directors of the Issuer.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      On February 2, 1998, Leon Levy used $19,400,000 of his personal funds to purchase $20,000,000 aggregate principal amount of the Issuer's 7% Convertible Subordinated Notes due 2005 in an underwritten public offering of the Notes. See
Item 6 hereof.

      Odyssey has acquired the shares of Common Stock using its working capital, and Leon Levy has acquired the shares of Common Stock using his personal funds.

ITEM 4.   PURPOSE OF TRANSACTION

      The Reporting Persons have acquired the securities of the Issuer for investment purposes. The Reporting Persons may acquire additional securities of the Issuer or dispose of securities of the Issuer at any time and from time to time in the open market or otherwise. Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Issuer, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.

      Leon Levy is a general partner of Odyssey and the Chairman of the Board of Directors of the Issuer, and the Reporting Persons beneficially own a significant percent of the Issuer's Common Stock. Accordingly, the Reporting Persons will be in a position to influence the management, operations and activities of the Issuer and may be deemed, collectively, to control the Issuer.

      Except as set forth above, the Reporting Persons have no present plans or intentions which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

      (a) As of the close of business on February 2, 1998, and based on the number of shares of Common Stock reported to be outstanding as of November 30, 1997 (i.e., 9,170,102 shares), as set forth under the heading "Principal Stockholders" of the prospectus dated January 28, 1998, included in the Issuer's Registration Statement on Form S-3 (No. 333-41923):

            Odyssey beneficially owned 2,107,763 shares of Common Stock, representing approximately 23.0% of the outstanding shares of Common Stock of the Issuer; and

            Leon Levy beneficially owned 3,014,687 shares of Common Stock (composed of (i) 277,994 shares of Common Stock owned by him, (ii) 628,930 shares of Common Stock acquirable upon conversion of $20,000,000 aggregate principal amount of the Issuer's 7% Convertible Subordinated Notes due 2005 owned by him, and (iii) 2,107,763 shares of Common Stock beneficially owned by Odyssey for which Mr. Levy may be deemed to be the beneficial owner as described in Item 5(b) hereof), representing approximately 30.8% of the outstanding shares of Common Stock of the Issuer (assuming conversion of all Notes owned by Mr. Levy).

      To the best of Odyssey's knowledge, none of the General Partners (other than Leon Levy) beneficially own any Common Stock.

      (b) The responses of each of the Reporting Persons to (i) Rows (7) through
(10) of the cover page of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference. Each General Partner of Odyssey (including Leon Levy) may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Odyssey for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), because each shares voting and investment power over such shares with the other General Partners of Odyssey. Pursuant to Rule 13d-4 under the Exchange Act, each General Partner (including Mr. Levy) hereby expressly disclaims beneficial ownership of such shares to the extent such beneficial ownership exceeds such General Partner's fractional interest therein as a general partner of Odyssey, which fractional interest is not presently determinable.

      (c) Except as described in Item 6 hereof, neither Leon Levy or Odyssey nor to the best of its knowledge, any other General Partner, has effected any transaction in the Common Stock during the past 60 days.

      (d) Neither Leon Levy or Odyssey nor to the best of its knowledge, any other General Partner, knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      On January 28, 1998, Leon Levy purchased $20,000,000 aggregate principal amount of 7% Convertible Subordinated Notes due 2005 of the Issuer (the "Notes"), net of underwriting fees and commissions, in an underwritten public offering of the Notes (the "Offering"). The Notes are convertible, in whole or from time to time in part (in denominations of $1,000 or integral multiples thereof), into shares of Common Stock, at the option of the holder, at any time after 60 days following the original issuance of the Notes, which was on February 2, 1998, and prior to redemption or final maturity, at a conversion price of $31.80 per share, subject to adjustment under certain circumstances.

      In connection with the Offering and pursuant to a Registration Rights Agreement, dated as of February 2, 1998, between the Issuer and Leon Levy, the Issuer agreed to provide Mr. Levy with demand and incidental registration rights, subject to certain limitations, with respect to "registrable securities," which includes the Notes issued to Mr. Levy in the Offering, shares of Common Stock owned by Mr. Levy as of February 2, 1998 (excluding any shares held, directly or indirectly, through Odyssey), and any shares of Common Stock issued upon conversion of the Notes issued to Mr. Levy in the Offering.

      In connection with the Offering, Odyssey and Leon Levy entered into Lock-Up Agreements with the underwriters, each dated January 23, 1998, in which they agreed, for a period from January 27, 1998, until 180 days thereafter, not to sell, offer to sell, distribute, pledge, grant any option for the sale of, or otherwise dispose of, directly or indirectly, or encumber, or exercise any registration rights with respect to, any shares of Common Stock of the Issuer, or any securities convertible into or exchangeable for shares of Common Stock, now owned or hereafter acquired directly by them or with respect to which they have acquired or hereafter acquire the power of disposition, without the prior written consent of CIBC Oppenheimer Corp.

      All or part of the securities of the Issuer beneficially owned by a Reporting Person may from time to time be pledged with banking institutions or brokerage firms as collateral for loans made by such banks or brokerage firms to such Reporting Person.

      Leon Levy is a general partner of Odyssey and the Chairman of the Board of Directors of the Issuer. An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit D.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

Exhibit A.     Registration Rights Agreement, dated as of February 2, 1998, between Avatar Holdings Inc. and Leon Levy. (filed herewith)

Exhibit B.     Lock-up Agreement, dated January 23, 1998, among Odyssey
               Partners, L.P., CIBC Oppenheimer Corp. and SBC Warburg Dillon
               Read Inc. (filed herewith)

Exhibit C.     Lock-up Agreement, dated January 23, 1998, among Leon Levy, CIBC
               Oppenheimer Corp. and SBC Warburg Dillon Read Inc. (filed herewith)

Exhibit D.     Agreement among the Reporting Persons regarding filing of
               Schedule 13D. (filed herewith)

SIGNATURE


            After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 2, 1998


                                    ODYSSEY PARTNERS, L.P.

                                    /s/ Joshua Nash
                                    -------------------------------------
                                    Name: Joshua Nash
                                    Title: General Partner



                                    /s/ Leon Levy
                                    -------------------------------------
                                    Leon Levy

                                  EXHIBIT INDEX



Exhibit
-------

     A. Registration Rights Agreement, dated as of February 2, 1998, between Avatar Holdings Inc. and Leon Levy. (filed herewith)

     B. Lock-up Agreement, dated January 23, 1998, among Odyssey Partners, L.P., CIBC Oppenheimer Corp. and SBC Warburg Dillon Read Inc. (filed herewith)

     C. Lock-up Agreement, dated January 23, 1998, among Leon Levy, CIBC Oppenheimer Corp. and SBC Warburg Dillon Read Inc. (filed herewith)

     D. Agreement among the Reporting Persons regarding filing of Schedule 13D. (filed herewith)